April 27, 2011

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

RE:	Harley-Davidson, Inc.

Form 10-K for the year ended December 31, 2010

Filed February 24, 2011

File No. 001-09183

Dear Ms. Cvrkel,

This letter sets forth the responses of Harley-Davidson, Inc. (the “Company”, “we”, “our” or “us”) to the letter of the Securities and Exchange Commission (the “Staff”) dated April 13, 2011, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”). To facilitate your review, our responses below include the Staff’s original comments and have been ordered using numbers that correspond with those set forth in the Staff’s letter.

Note – 3 Discontinued Operations, page 78

1.	We note that during 2010, the Company incurred a $131.0 million pre-tax loss from discontinued operations, or $113.1 million net of tax associated with the MV operations. We also note that the 2010 operating loss included impairment charges of $111.8 million, or $90.2 million net of tax, which represented the excess of net book value of the held-for-sale assets over the fair value less selling costs and that the impairment charges consisted of $32.3 million accounts receivable valuation allowance; $15.8 million intangible asset impairment; $2.6 million other asset valuation allowance: and $9.0 million of currency translation adjustment. We further note that as a result of these impairment charges, the Company incurred only an immaterial loss on the date of sale, which is included in loss from discontinued operations, net of tax, during the year ended December 31, 2010. Given that the Company made the decision to divest the MV business during October of 2009, please tell us and revise future filings to explain in further detail the facts and circumstances that resulted in a significant level of fixed asset and intangible impairment charges associated with the Agusta sale being recognized primarily in 2010 as opposed to 2009, when the company made the decision to dispose of it. We may have further comment upon reviewing you response.

Company Response:

As noted by the Staff, in October 2009, the Company commenced efforts, with the assistance of a third party investment bank, to sell the MV business. At that time, the net assets of MV were classified as held-for-sale and therefore measured at the lower of carrying amount or fair value less selling costs. During 2009, the Company recorded pre-tax impairment charges of approximately $115 million related to MV including a $19 million goodwill impairment charge recorded in the third quarter of 2009, prior to the decision to sell MV, and $96 million of impairment charges recorded in the fourth quarter of 2009 subsequent to the decision to sell MV. In total, the 2009 impairment charges related to an $85 million write-off of goodwill, a $10 million write-down of other intangible assets and a $20 million write-down of fixed assets. At each subsequent reporting date in 2010 through the date of sale, the fair value less selling costs was re-assessed and additional impairment charges totaling $112 million were recognized in 2010.

In 2009, the Company determined the fair value of MV by utilizing a combination of information derived from discounted cash flow modeling and early information from prospective buyers. At the end of 2009, our investment banker had identified approximately 17 prospective buyers, including some with longer-term strategic interests and others with shorter-term financial interests. Given the number of interested parties, the long-term earnings potential of the MV business and other information available to us at that time we concluded that our estimate of fair value at the end of 2009 was appropriate.

As the effort to sell MV progressed into 2010, adverse factors led to decreases in our fair value estimate. During 2010, challenging economic conditions continued to persist, negatively impacting the appetite of prospective buyers and the motorcycle industry as a whole. Over the first six months of 2010, the number of prospective buyers gradually decreased from 17 to three at the end of June. The mix of buyers also shifted during 2010, with the final three consisting of two with shorter-term financial interests and the third being the former owner. The decrease in interested buyers combined with the continued difficult economic conditions provided the prospective buyers with additional leverage that was not anticipated in 2009. Information from our negotiations with the prospective buyers indicated that they would offer significantly less than we had previously estimated. In addition, through these negotiations, we learned that the Company would likely need to take steps to reduce the near-term financial risk associated with MV to facilitate a sale. This included, for example, the 20 million Euro contribution that ultimately became part of the sale transaction in August 2010. Our estimate of fair value during 2010 incorporated these facts and circumstances as they became available to us during that period. In future filings, we will revise the disclosures included in our Discontinued Operations footnote to include a summary of the facts and circumstances that resulted in the timing of impairment charges associated with MV in 2009 and 2010.

2.	We note the disclosure on page 78 indicating that on August 6, 2010, the Company in connection with the conclusion of the sale of MV to MV Augusta Motor Holding S.r.l., a company controlled by the former owner of MV, the Company received nominal consideration in return for the transfer of MV and related assets. We also note that the parties waived their respective rights under the stock purchase agreement and other documents related to the Company’s purchase of MV in 2008, which included a waiver of the former owner’s right to contingent earn-out consideration, and the Company contributed 20.0 million Euros to MV as operating capital. Supplementally advise us and expand your disclosure in future filings to explain the accounting treatment used for the 20 million Euros paid in connection with the sale transaction. We may have further comment upon reviewing your response.

Company Response:

The 20.0 million Euro contribution was recorded as a component of the 2010 loss from discontinued operations, net of tax. As noted in our response to comment number 1 (above), the Company determined that it would need to contribute cash to facilitate the ultimate sale of MV during the second quarter of 2010. Therefore, the financial impact of this contribution was factored into the Company’s fair value estimate of MV at June 27, 2010, the end of our second quarter. Consequently, the actual contribution made in August 2010 did not result in an incremental loss in the third quarter of 2010. In future filings, we will clarify this accounting treatment in our Discontinued Operations footnote.

Note 6. Finance Receivables

3.	We note from the disclosure included in footnote (a) to the table reflecting the Company’s allowance for finance credit losses on finance receivables for 2010 that as part of the required consolidation of formerly off-balance sheet securitization trusts during 2010, the company established a $49.4 million allowance for finance credit losses related to the newly consolidated finance receivables. Please tell us and explain in future filings why the Company was required to establish a $49.4 million allowance for credit losses in connection with the consolidation of the formerly unconsolidated QSPE’s. In this regard, we are not clear as to why the required allowances for credit losses were not already reflected in the financial statement of the QSPE’s at the time that the Company began consolidating these entities if conditions existed indicating that such allowances for credit losses were required. We may have further comments upon review of your response.

Company Response:

In accordance with Statement of Financial Accounting Standards (SFAS) No. 167, “Amendments to FASB Interpretation No. 46(R),” which amended guidance within Accounting Standards Codification (ASC) Topic 810, the Company consolidated the assets and liabilities of the former QSPEs at their carrying amounts as of January 1, 2010. In each case, the carrying amount was the amount that the assets and liabilities would have been carried at, on the Company’s balance sheet, if the QSPE had always been consolidated in the Company’s financial statements. Prior to the adoption of the amended guidance in ASC Topic 810, the QSPEs were private entities and were not required to produce financial statements in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP). Therefore, the Company made adjustments to the QSPEs’ assets and liabilities prior to consolidation to ensure that they were consolidated at carrying values in accordance with U.S. GAAP. This included calculating an appropriate allowance for finance credit losses for the QSPEs prior to consolidation on January 1, 2010. The allowance for finance credit losses was included in the overall transition adjustment (initial consolidation of QSPEs on January 1, 2010) and was properly recognized as a cumulative effect adjustment to retained earnings. In future filings, where applicable, we will clarify the disclosure referenced in the Staff’s comment above as follows: “As part of the required consolidation of formerly off-balance sheet securitization trusts during 2010, the company consolidated a $49.4 million allowance for finance credit losses related to the newly consolidated finance receivables.”

York Environmental Matters

4.	We note from the disclosure included in Note 17 that the company has accrued $5.9 million for future response costs at the York facility, which represents the company’s estimate of its share of the future response costs. However, you indicate that the RI-FS is still underway and substantial uncertainty exists concerning the nature and scope of the additional environmental investigation and remediation that may ultimately be required at the York facility. Please note that in accordance with ASC 450-20-50-3, if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-31-1, the disclosure shall give an estimate of the possible range of loss or state that such an estimate cannot be made. Supplementally advise us in this regard and revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

Company Response:

As noted in the Staff’s comment, the RI-FS is still underway and given the uncertainties associated with the RI-FS we are unable to make a reasonable estimate of what additional cost, if any, will result. In future filings, we will revise our disclosure related to our exposure to loss that exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-50-4.

Other

The Company acknowledges as follows: It is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2010; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 10-K for the year ended December 31, 2010; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing responses to the undersigned at (414) 343-4101.

Very truly yours,

/s/ John A. Olin
John A. Olin
Senior Vice President and Chief Financial Officer

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